March 5, 2011

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention: Pamela A. Long, Assistant Director

Re:                             PetroLogistics LP
Amendment No. 4 to Registration Statement on

Form S-1 Filed March 5, 2012
File No.: 333-175035

Ladies and Gentlemen:

This letter is being filed with Amendment No. 4 (“Amendment No. 4) to the registration statement on Form S-1 (File No. 333-175035) (the “Registration Statement”) of PetroLogistics LP.  We have also sent to your attention via courier four courtesy copies of Amendment No. 4 marked to show changes from Amendment No. 3 of the Registration Statement.

Please contact Jim Fox (212.237.0131) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

/s/ John P. Johnston
John P. Johnston
Vinson & Elkins L.L.P.

cc:	Kevin Sterzel (Securities and Exchange Commission)
John Cash (Securities and Exchange Commission)
Era Anagnosti (Securities and Exchange Commission)
Nathan Ticatch (PetroLogistics LP)
G. Michael O’Leary (Underwriter’s counsel)
Mike Rosenwasser (Registrant’s counsel)

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com